Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: September 22, 2023

The following is a transcript from the ONEOK Special Meeting of Shareholders held on Thursday, September 21, 2023 that is available on ONEOK’s website.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT:

In connection with the proposed transaction between ONEOK, Inc. (“ONEOK”) and Magellan Midstream Partners, L.P. (“Magellan”) (the “proposed transaction”), ONEOK has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the proposed transaction. The Registration Statement includes a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The Registration Statement was declared effective by the SEC on July 24, 2023. ONEOK and Magellan each filed with the SEC the definitive joint proxy statement/prospectus on July 25, 2023. Each of ONEOK and Magellan commenced mailing copies of the joint proxy statement/prospectus to shareholders of ONEOK and unitholders of Magellan, respectively, on or about July 25, 2023. This report is not a substitute for the joint proxy statement/prospectus or for any other document that ONEOK or Magellan has filed or may file in the future with the SEC in connection with the merger.

INVESTORS AND SECURITY HOLDERS OF ONEOK AND MAGELLAN ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO, AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors can obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by ONEOK and Magellan with the SEC through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus, are available free of charge from ONEOK’s website at www.ONEOK.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus, are available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

NO OFFER OR SOLICITATION:

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the proposed transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement relating to the proposed transaction or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk of any litigation relating to the proposed transaction; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of a pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in the joint proxy statement/prospectus. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

This transcript has been edited by ONEOK, Inc. It is generally consistent with the original transcript. For a replay of the call, please listen to the webcast presentation posted on www.oneok.com under the headings “Investors,” “Events & Presentations.”

2	ONEOK, Inc. September 21, 2023, at 10:00 a.m. Eastern

CORPORATE PARTICIPANTS

Julie H. Edwards – Independent Chair of the Board, ONEOK

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

Patrick W. Cipolla – Vice Present, Associate General Counsel – Compliance & Ethics and Corporate Secretary, ONEOK

Transcript

Julie H. Edwards – Independent Chair of the Board, ONEOK

Good morning ladies and gentlemen and welcome. I am Julie Edwards, Board Chair of ONEOK, Inc., and it is my pleasure to welcome you to the ONEOK Special Meeting of Shareholders and we greatly value your participation.

It is now 9:00 a.m. Central Time on September 21, 2023, and I call this meeting to order.

It is our intention to conduct today’s meeting according to the Agenda and Rules and Procedures posted on the virtual meeting website. Please note that during the formal meeting, there will be an opportunity for you to submit questions online via the meeting site. Following adjournment of the formal meeting, there will be a question and answer session. Though we may not be able to respond to every question, we will do our best to respond to as many as possible.

The polls will open for voting after all the proposals have been presented.

Please note that meeting attendees are not permitted to use any recording device during our meeting.

I remind you that statements made during our Special Meeting that include ONEOK expectations or predictions should be considered forward-looking statements and are covered by the safe harbor provision of the Securities Act of 1933 and the Securities and Exchange Act of 1934.

Actual results could differ materially from those projected in any forward-looking statements. For a discussion of factors that could cause actual results to differ, please refer to our SEC filings.

Before proceeding to the business of the meeting, let me introduce your board: Brian Derksen, retired Deputy Chief Executive Officer of Deloitte US, Dallas, Texas; Mark Helderman, retired Managing Director and Co-Portfolio Manager of Sasco Capital Inc., Westlake, Ohio; Randy Larson, retired Chief Executive Officer of TransMontaigne Partners L.P., Tucson, Arizona; Steve Malcolm, retired Chairman of the Board, President and Chief Executive Officer of The Williams Companies, Inc., Tulsa, Oklahoma; Jim Mogg, retired Chairman of the Board of DCP Midstream GP, LLC, Hydro, Oklahoma; Pattye Moore, retired Chairman of the Board of Red Robin Gourmet Burgers and former president, Sonic Corporation, Broken Arrow, Oklahoma; Pierce Norton, President and Chief Executive Officer, ONEOK, Inc.; Eddie Rodriguez, President, Strategic Communications Consulting Group, El Paso, Texas; and Gerald Smith, Chairman and Chief Executive Officer of Smith Graham & Co, Houston, Texas. On behalf of all of ONEOK Shareholders, I thank you for your service on the Board. Patrick Cipolla, Vice President, Associate General Counsel – Compliance & Ethics and Corporate Secretary of ONEOK, Inc., will serve as secretary for this meeting.

Bethany Pederson, Officer, Relationship Manager of EQ U.S. Shareowner Services, our independent stock transfer agent, has been appointed as inspector of election for this meeting. She will execute the duties of such office with strict impartiality and, according to the best of her ability, record the vote of the ONEOK shareholders and make a true report of the same.

Mr. Cipolla will now report on the mailing of the notice of this meeting and the presence of a quorum.

3	ONEOK, Inc. September 21, 2023, at 10:00 a.m. Eastern

Patrick W. Cipolla – Vice Present, Associate General Counsel – Compliance & Ethics and Corporate Secretary, ONEOK

Thank you Madame Chair. Notice of this meeting, accompanied by a proxy statement covering the matters to be acted upon at this meeting and a proxy card were first mailed on July 25, 2023, to each shareholder of record as of July 24, 2023.

A list of shareholders entitled to notice of, and to vote at, this meeting has been available for viewing at corporate headquarters for the past 10 days and is available for viewing by appointment.

At the record date, 447,674,091 shares of ONEOK common stock were issued and outstanding. We are informed by the Inspector of Election that the count of shares immediately prior to this meeting shows that a majority of the shares of ONEOK common stock outstanding at the record date are represented at this meeting in person or by proxy.

Madame Chair, a quorum is, therefore, present.

Julie H. Edwards – Independent Chair of the Board, ONEOK

Thank you Mr. Cipolla. I hereby declare a quorum is present and that this meeting is duly convened for the purpose of conducting such business as may properly come before it.

On behalf of the Board of Directors of ONEOK, I express my appreciation to all shareholders participating today and all shareholders who returned their proxies.

At today’s meeting we are asking our shareholders to vote on the following two proposals.

Proposal No. 1 is the approval of issuance of shares of ONEOK Common Stock (referred to as the “Stock Issuance Proposal”), pursuant to the Agreement and Plan of Merger, dated as of May 14, 2023, by and among ONEOK, Inc., Otter Merger Sub, LLC and Magellan Midstream Partners, L.P., as it may be amended from time to time.

Proposal No. 2 is the approval of the adjournment of the ONEOK Special Meeting, if necessary or appropriate, to solicit additional votes from shareholders if there are not sufficient votes to adopt the Stock Issuance Proposal.

I now move for shareholder approval of these two Proposals. The polls are now open.

I would like to point out that those of you who have previously returned proxies have authorized the persons named in the proxy to vote your shares as instructed on all proposals coming before the meeting, and you do not need to take any further action.

If any shareholder has not submitted a proxy or wishes to revoke a previously voted proxy and recast their vote, you may do so by clicking on the voting button on the meeting website and follow the instructions.

We will pause briefly to allow you to do so. While we are paused you will hear silence on the line and then we will continue.

Since all shareholders have now had the opportunity to vote, I declare the polls closed. The Inspector of Election will now count the votes. While she is doing so, our CEO, Pierce Norton, will address the meeting.

4	ONEOK, Inc. September 21, 2023, at 10:00 a.m. Eastern

Pierce H. Norton II – President, Chief Executive Officer and Director, ONEOK

Thank you, Madame Chair, and good morning, everyone.

Today, marks another important milestone toward completing our acquisition of Magellan Midstream Partners… and moving forward as a more diversified and resilient company, with many opportunities ahead.

This acquisition combines two premier energy infrastructure companies, providing a compelling long-term value proposition with added scope, scale and synergy opportunities. It also provides immediate financial benefits including significant cost, operational and tax synergies; further strengthening our financial position going forward and adding assets that generate significant free cash flow.

These assets – refined products and crude oil transportation – will further diversify ONEOK’s cash flow as well, improving the resiliency of our businesses and providing new growth avenues.

Importantly, our commitment to returning value to shareholders remains. As a combined company, we will continue to execute on high-return organic growth projects; maintain our strong balance sheet; pay an attractive dividend; and be intentional and disciplined with future growth opportunities.

Our employee workforces share a commitment and a culture of safe, reliable and sustainable operations, and involvement in the communities where we work and live. Together, we look forward to building on all that both companies have accomplished.

There are many people to thank for helping to get us where we are today, including the ONEOK and Magellan boards of directors for your thorough analysis, guidance, and support through the process. Aaron Milford, CEO of Magellan Midstream Partners and the Magellan management team for their work to help communicate the value of this transaction to all of our stakeholders. Both ONEOK and Magellan employes for continuing to focus on our customers and daily operations while also being instrumental in moving this acquisition forward. And finally, thank you to our shareholders, for your continued support and investment.

We see tremendous value for ONEOK shareholders and Magellan unitholders in becoming part of a leading North American diversified infrastructure company, and we are excited about our future.

Madame Chair, that concludes my remarks.

Julie H. Edwards – Independent Chair of the Board, ONEOK

Thank you, Pierce. Mr. Cipolla, will you please report on the results of the voting?

Patrick W. Cipolla – Vice Present, Associate General Counsel – Compliance & Ethics and Corporate Secretary, ONEOK

Madame Chair, we have been provided the preliminary report of the Inspector of Election as follows: Proposals 1 and 2 have been approved by the required vote of the ONEOK shareholders.

Julie H. Edwards – Independent Chair of the Board, ONEOK

Thank you, Mr. Cipolla. Because no one has submitted any additional business for this meeting in accordance with the provisions of our By-laws, there is no other business to come before this meeting.

I once again express my sincere appreciation to the shareholders who attended this meeting and to those who submitted their proxies prior to the meeting. I declare this Special Meeting of Shareholders concluded.

QUESTIONS AND ANSWERS

Julie H. Edwards – Independent Chair of the Board, ONEOK

We are now ready for any shareholder questions that have not been previously addressed in Mr. Norton’s remarks or are not disclosed in our public documents.

Seeing that there are no questions, that concludes the Q&A session. Thank you again for attending and for your investment in ONEOK. Operator, you may disconnect.

5	ONEOK, Inc. September 21, 2023, at 10:00 a.m. Eastern